SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  X      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----

For the fiscal year ended December 30, 2003

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----

For the transition period from ________________ to ________________


                          Commission file number 1-3950





                        FORD MOTOR COMPANY TAX-EFFICIENT
                        SAVINGS PLAN FOR HOURLY EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

      Statement of Net Assets Available for Benefits, as of December 30, 2003 and December 30, 2002.

      Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2003.

      Schedule I - Schedule of Assets Held at End of Year as of December 30,
2003.



                                     Exhibit
                                     -------

Designation                Description                      Method of Filing
-----------                -----------                      ----------------

Exhibit 23      Consent of PricewaterhouseCoopers LLP    Filed with this Report.





                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                         TAX-EFFICIENT SAVINGS PLAN FOR
                                         HOURLY EMPLOYEES


                                         By:  /s/Charles E. Corbett
                                              ---------------------------------
                                              Charles E. Corbett, Chair
                                              Tax-Efficient Savings Plan for
                                              Hourly Employees Committee


June 28, 2004

                                  EXHIBIT INDEX
                                  -------------



Designation                     Description
-----------                     -----------

Exhibit 23          Consent of  PricewaterhouseCoopers LLP

Ford Motor Company
Tax-Efficient Savings Plan for
Hourly Employees
Financial Statements and Supplemental Schedules
December 30, 2003 and 2002

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Contents
December 30, 2003 and 2002
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statement of Net Assets Available for Benefits as of
December 30, 2003 and 2002.....................................................2

Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 30, 2003 ..................................................3

Notes to Financial Statements................................................4-8


Supplemental Schedule*

Schedule I - Schedule of Assets Held at End of Year as of
December 30, 2003...........................................................9-11

* All other schedules required by 29 CFR 2520.103-10 are not included because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of The Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") at December 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year as of December 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

Detroit, Michigan
June 16, 2004

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Statement of Net Assets Available for Benefits
As of December 30, 2003 and 2002
--------------------------------------------------------------------------------


                                                                           2003                 2002
Assets
Investments, at fair value (including participant loans
 of $192,607,854 and $216,889,042, respectively)                  $ 4,446,787,767        $ 3,139,783,291
                                                                  --------------------   --------------------
           Total assets                                             4,446,787,767          3,139,783,291
                                                                  --------------------   --------------------
           Assets available for benefits                          $ 4,446,787,767        $ 3,139,783,291
                                                                  --------------------   --------------------





   The accompanying notes are an integral part of these financial statements.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 30, 2003
--------------------------------------------------------------------------------


Additions
Interest and dividends                                        $    108,923,427
                                                            --------------------
                                                                   108,923,427
Contributions
   Employee contributions                                          310,718,695
                                                            --------------------
                                                                   310,718,695
Net appreciation in fair value of investments                    1,058,532,354
Other additions
   Loan repayment interest                                          14,613,036
                                                            --------------------
                                                                    14,613,036
                                                            --------------------
           Total additions                                       1,492,787,512
Deductions
Withdrawal of participants' accounts                              (177,806,623)
Ford stock dividend payments to participants                        (7,878,307)
Administrative expense                                                 (98,106)
                                                            --------------------
           Total deductions                                       (185,783,036)
                                                            --------------------
           Net increase                                          1,307,004,476
                                                            --------------------
Net assets available for benefits
Beginning of year                                                3,139,783,291
                                                            --------------------
End of year                                                   $  4,446,787,767
                                                            --------------------





   The accompanying notes are an integral part of these financial statements.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


1.      Description of the Plan

        The following description of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the "Plan") provides only general information. The Plan was established effective January 1, 1985. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan agreement.

        Type and Purpose of the Plan
        The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

        Eligibility and Vesting
        Hourly employees are eligible to participate in the Plan three months after their original date of hire. Certain other part-time and temporary employees may also be eligible to participate in the Plan. Participation in the Plan is voluntary. Employees immediately vest 100% in the Plan.

        Contributions
        Participants can contribute to the Plan on both a pre-tax and after-tax basis. Under the Plan and subject to limits required by the Internal Revenue Code ("IRC"), participants may elect to contribute up to an aggregate 40% of their eligible wages on a pre-tax and/or after-tax basis. Effective April 1, 2004, participants will be allowed to elect up to an aggregate of 50% of eligible wages to pre-tax and/or after-tax contributions. Participants may also elect to contribute a portion of their distributions under the Company's Profit Sharing Plan to the Plan. Such pre-tax contributions are excluded from participants' taxable income.

        Subject to Ford Motor Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the year ended December 30, 2003, transfers from other qualifying plans or arrangements amounted to $1,657,155 which are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

        Activity from participants in the Ford Stock Fund who have elected to receive dividends paid in the form of cash instead of purchasing additional shares is reported in the Statement of Changes in Net Assets Available for Benefits.

        Participant Accounts
        Each participant's account is credited with the participant's contributions and an allocation of plan earnings. The Company pays administrative expenses and fees of the Ford Stock Fund and the management fees of Common Stock Index Fund and BGI U.S. Debt Index Fund, also known as the Bond Index Fund. All other miscellaneous fees and expenses are deducted from participant account funds. The fees charged to individual participant account fund assets totaled $98,106 for the year ended December 30, 2003. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


        Distributions
        Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2 years of age, except in the case of personal financial hardship. At any time or from time to time prior to termination of employment, a member may withdraw all or part of the cash value of assets in his or her after-tax savings account that are attributable to his or her after-tax savings contributions and earnings thereon.

        Investment Options and Participation
        Participant contributions are invested in accordance with the participant's election in one or more investment options. A variety of investment options are available to the participants such as equity and fixed income mutual funds, commingled institutional pools and Company stock.

        Transfers of Assets
        The Plan permits the transfer of assets among investment options, subject to certain trading restrictions imposed on some of the investment options.

        Participant Loans
        The Plan permits loans to participants from both their pre-tax and after-tax program accounts. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last business day of the prior month.

        A participant is eligible to take out one loan per calendar year, and to have only four loans outstanding at any one time. Regular loans may be for a minimum of one year, but not exceeding five years. Home loans may be for a minimum of one year, but not exceeding ten years.

        Participant loans are classified as investments in the Statement of Net Assets Available for Benefits. Loans that are considered to be in default by the plan are reclassified as withdrawals.

        Investment Contracts with Insurance Companies
        There is no immediate recognition of investment gains and losses on fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

        There were no reserves against contract value for credit risk of the contract issuer or otherwise during 2003. The average yield and crediting interest rate was approximately 5.33% for 2003. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

        Related-Party Transactions
        Certain Plan investment options are mutual funds and other investment products managed by Fidelity Management and Research Company, which is a wholly owned subsidiary of Fidelity Management and Research Corporation. Fidelity Management Trust Company, also a wholly owned subsidiary of Fidelity Management and Research Corporation, is the trustee as defined by the Plan. Fidelity Institutional Operations Company, Inc., also a wholly owned subsidiary of Fidelity Management and Research Corporation, is the administrator for the Plan. Fees paid to these entities for trustee, administrative and other fees qualify as related party transactions. Ford Motor Company paid trustee, administrative and other fees of $3,148,326 during the Plan year ended December 30, 2003.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


2.      Summary of Significant Accounting Policies

        Basis of Accounting
        The financial statements of the Plan are prepared under the accrual method of accounting.

        Investments
        The investment in the Ford Stock Fund and the investments in all other funds except the Interest Income Fund are valued on the basis of quoted year-end market prices. The Interest Income Fund is stated at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest at the annual contract rate, less withdrawals paid out to participants. Participant loans are valued at cost, which approximates fair value. The average S&P and Moody's credit quality ratings for the underlying investments of the Interest Income Fund were AA+ and Aa1, respectively. The Common Stock Index Fund and the U.S. Extended Market Index Fund are stated at the aggregate market value of the individual collective pools included in each respective fund.

        Purchases and sales of investments are reflected on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

        Contributions
        Contributions to the Plan from participants are recorded in the period that payroll deductions are made from plan participants.

        Payment of Benefits
        Benefits are recorded when paid.

        Use of Estimates in the Preparation of Financial Statements
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

        Risks and Uncertainties
        The Plan's invested assets ultimately consist of Company stock, equity, and fixed income mutual funds, and commingled institutional pools. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


3.      Investments

        The following present investments that represent 5% or more of the Plan's net assets as of December 30:

                                                  2003                                  2002
                                          Units            Market value        Units           Market value
        Interest Income Fund            1,026,179,534    $   990,058,014     825,530,507    $   825,530,507
        Ford Stock Fund*                  359,016,663      2,064,345,811     325,482,615      1,132,679,500
        Common Stock Index Fund             4,604,503        288,380,018       4,566,817        212,950,687
        Participant loans                 192,607,854        192,607,854     216,889,042        216,889,042

        *$1,967,313,004 and $1,912,842,659 represents cost at December 30, 2003 and 2002 respectively.

        During 2003, the Plan's investments appreciated in value by $1,058,532,354 as follows:

        Mutual funds                                           $  161,002,293
        Ford common stock                                         821,899,693
        Common and commingled trust funds                          75,630,368
                                                             -------------------
                                                               $1,058,532,354
                                                             -------------------

4.      The Ford Stock Fund

        The Ford Stock Fund is not a mutual fund or a registered investment company. It is an account that is managed for record keeping purposes comprised of Ford Motor Company common stock with a liquidity component to facilitate participant transactions. Information about the net assets and the significant components of the changes in net assets relating to the Ford Stock Fund is as follows at December 30:


                                                      2003                 2002
        Net assets
        Ford Stock Fund                         $ 2,064,345,811     $ 1,132,679,500

                                                                         Year Ended
                                                                        December 30,
                                                                            2003

        Changes in net assets
        Employee contributions                                      $   133,692,507
        Interest and dividend income                                     49,872,567
        Net appreciation                                                821,899,693
        Withdrawal of participant's accounts                            (43,988,949)
        Net transfers between funds                                     (30,928,032)
        Transfers out to other plans                                     (7,878,427)
        Participant loans                                                 8,996,952
        Matching contributions                                                    -
                                                                  -------------------
                                                                    $   931,666,311
                                                                  -------------------

Ford Motor Company Tax-Efficient
Savings Plan for Hourly Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


5.      Tax Status

        The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated July 8, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended through March 24, 2004. The Plan sponsor and tax counsel believe that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.      Administration of Plan Assets

        The Plan's assets are held by the Trustee of the Plan, Fidelity Management Trust Company.

        Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

7.      Plan Termination

        The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination. In the event of termination, all loans would become due immediately upon such termination. There are currently no plans to terminate the Plan.

Ford Motor Company Tax-Efficient                         Supplemental Schedule I
Savings Plan for Hourly Employees
Schedule of Assets Held at End of Year
As of December 30, 2003
--------------------------------------------------------------------------------

(a)           (b)                               (c)                               (d)              (e)
                                    Description of Investment
       Identity of Issuer,           Including Maturity Date,
       Lessor, Borrower or          Rate of Interest, Collateral,
          Similar Party               Par or Maturity Value                       Cost**       Current Value

      Cash and Cash Equivalents
*     Fidelity Investments    Fidelity Money Market Portfolio - Class I Shares,                $        40,561,463
                              40,561,463 units
*     Fidelity Investments    Fidelity Magellan, 1,380,160 units                                       134,620,816
*     Fidelity Investments    Fidelity Contrafund, 2,635,345 units                                     130,027,924
*     Fidelity Investments    Fidelity Equity-Income Fund, 640,039 units                                31,765,152
*     Fidelity Investments    Fidelity Growth Company Fund, 1,638,204 units                             82,155,952
*     Fidelity Investments    Fidelity Overseas Fund, 424,688 units                                     13,313,967
*     Fidelity Investments    Fidelity Real Estate Investment Portfolio Fund, 1,423,295 units           33,974,040
*     Fidelity Investments    Fidelity Capital Appreciation Fund, 778,262 units                         19,082,975
*     Fidelity Investments    Fidelity Dividend Growth Fund, 2,706,309 units                            73,746,932
*     Fidelity Investments    Fidelity Freedom Income Fund, 241,208 units                                2,672,591
*     Fidelity Investments    Fidelity Freedom 2000 Fund, 209,956 units                                  2,471,186
*     Fidelity Investments    Fidelity Freedom 2010 Fund, 1,306,901 units                               17,002,787
*     Fidelity Investments    Fidelity Freedom 2020 Fund, 1,012,394 units                               13,161,118
*     Fidelity Investments    Fidelity Freedom 2030 Fund, 414,659 units                                  5,361,541
*     Fidelity Investments    Fidelity Freedom 2040 Fund, 199,042 units                                  1,502,766
*     Fidelity Investments    BGI EAFE Equity Index Fund, 101,115 units                                    919,139
*     Fidelity Investments    PIMCO Total Return Fund, 1,157,549 units                                  12,385,769
*     Fidelity Investments    Domini Social Equity Fund, 48,458 units                                    1,321,452
*     Fidelity Investments    Morgan Stanley Institutional Global Value Equity A Fund,
                              147,016 units                                                              2,321,378
*     Fidelity Investments    T. Rowe Price International Discovery Fund, 285,165 units                  7,499,827
*     Fidelity Investments    T. Rowe Price High Yield Fund, 2,017,253 units                            14,241,807
*     Fidelity Investments    INVESCO Dynamics Fund, 210,393 units                                       3,107,503
*     Fidelity Investments    Templeton Foreign Fund, 534,801 units                                      5,758,855
*     Fidelity Investments    Oakmark Select Fund, 1,574,292 units                                      48,126,094
*     Fidelity Investments    PIMCO Real Return Fund, 1,672,251 units                                   18,762,652


                                       9

(a)           (b)                               (c)                               (d)              (e)
                                    Description of Investment
       Identity of Issuer,           Including Maturity Date,
       Lessor, Borrower or          Rate of Interest, Collateral,
          Similar Party               Par or Maturity Value                       Cost**       Current Value

      Investment Funds
      (continued)

*     Fidelity Investments    Janus Aspen International Growth Portfolio, 100,390 units                  2,306,964
*     Fidelity Investments    Janus Aspen Growth Portfolio, 133,090 units                                2,552,659
*     Fidelity Investments    Citizens Global Equity, 39,268 units                                         621,618
*     Fidelity Investments    Vanguard Investment Index Plus Fund, 828,083 units                        84,108,382
*     Fidelity Investments    Royce Low-Priced Stock Fund, 2,011,518 units                              28,442,867
*     Fidelity Investments    Vanguard Explorer Fund, 275,481 units                                     16,933,825
*     Fidelity Investments    Neuberger Berman Genesis Fund, 565,679 units                              20,172,122
*     Fidelity Investments    BGI U.S. Debt Index Fund, 1,957,521 units                                 41,205,815
*     Fidelity Investments    Ford Stock Fund, 359,016,663 units                                       2,064,345,8
                                                                                                     -------------
                                              Total Investment Funds                                 2,935,994,286
      Bank Collective Pools

*     Fidelity Investments    Common Stock Index Fund, 4,604,503 units comprised of
                                 Comerica 500 Index Fund, 271,870 units                                141,363,885
                                 Comerica Foreign Equity Index Fund, 419,099 units                     104,335,891
                                 Comerica Completeness Investment Fund, 76,182 units                    18,917,729
                                 Comerica Small Cap Index Fund, 19,844 units                             6,055,980
                                 Comerica Medium Cap Index Fund, 28,288 units                           13,323,157
                                                                                                       -----------
                                              Total                                                    283,996,642

*     Fidelity Investments    U.S. Extended Market Index Fund, 322,892 units comprised of
                                 Comerica Completeness Investment Fund, 6,912 units                      1,708,244
                                 Comerica Small Cap Index Fund, 1,906 units                                579,084
                                 Comerica Medium Cap Index Fund, 2,718 units                             1,282,180
                                                                                                         ---------
                                             Total                                                       3,569,508


                                       10

(a)           (b)                               (c)                               (d)              (e)
                                    Description of Investment
       Identity of Issuer,           Including Maturity Date,
       Lessor, Borrower or          Rate of Interest, Collateral,
          Similar Party               Par or Maturity Value                       Cost**       Current Value

      Other
*     Fidelity Investments    Interest Income Fund, 1,026,179,534 units
                                comprised of
                                  Asset-back securities (Maturity dates
                                  extending to 2043 and interest rates
                                  ranging from 1.390% to 7.850%)                                       208,417,063
                                  Commercial mortgage-backed securities
                                  (Maturity dates extending to 2043
                                  and intrerest rates ranging from 0.441% to
                                  7.900%)                                                              102,207,482
                                  Corporate bonds and notes (Maturity
                                  dates extending to 2049 and interest
                                  rates ranging from 1.875% to 10.875%)                                210,161,569
                                  Government agency securities (Maturity
                                  dates extending to 2032 and interest
                                  rates ranging from 2.250% to 12.000%)                                225,964,733
                                  Mortgage-backed securities (Maturity
                                  dates extending to 2033 and interest
                                  rates ranging from 0.800% to 8.000%)                                 145,820,112
                                  Municipal bonds and notes (Maturity
                                  dates extending to 2013 and interest
                                  rates ranging from 3.850% to 3.850%)                                   1,641,887
                                  Treasury securities (Maturity dates
                                  extending to 2013 and interest rates
                                  ranging from 1.250% to 12.000%)                                       95,845,168
                                                                                                       -----------
                                             Total                                                     990,058,014
      Participant Loans
*     Participant Loans       Participant loans, interest rates ranging
                              from 4.0% to 9.5% with maturities at
                              various times through 2013                                               192,607,854
                                                                                                   ---------------
                                                                                                   $ 4,446,787,767
                                                                                                   ===============

*Denotes party-in-interest
** Not required per Department of Labor 29 CFR 2520.103-10.


                                       11